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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   SCHEDULE TO
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934


                                 Amendment No. 3
                                   CHIREX INC.
                            (Name of Subject Company)


                            COUSIN ACQUISITION, INC.
                                     RHODIA
                      (Names of Filing Persons (Offerors))

                     Common Stock, Par Value $.01 Per Share
           (Including the Associated Preferred Share Purchase Rights)
                                   170038 10 3
                         (Title of Class of Securities)

                      (CUSIP Number of Class of Securities)

                                 John P. Donahue
                                   Rhodia Inc.
                            259 Prospect Plains Road
                           Cranbury, New Jersey 08512
                              Tel.: (609) 860-4370
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                 and Communications on Behalf of filing persons)
                                    Copy to:
                              Hubertus V. Sulkowski
                               Shearman & Sterling
                          114 avenue des Champs Elysees
                               75008 Paris, France
                               (33-1) 53-89-70-00

                            CALCULATION OF FILING FEE
======================================== =======================================
        Transaction Valuation*                     Amount of Filing Fee**
---------------------------------------- ---------------------------------------
             $557,738,844                                $111,547.80
======================================== =======================================
* Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $31.25, the per share tender offer price, by 17,847,643, the sum of the (i) 15,263,977 currently outstanding shares of Common Stock sought in the Offer as of July 23, 2000, (ii) outstanding options with respect to 2,508,666 shares of Common Stock as of July 23, 2000, and (iii) 75,000 shares of Common Stock that could be purchased under the Company's employee stock purchase plan, as of July 31, 2000.
**   Calculated as 1/50 of 1% of the transaction value.
|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
     Amount Previously Paid: $ 111,547.80     Filing Party: Cousin Acquisition,
                                                            Inc., Rhodia
     Form or Registration No.: Schedule TO    Date Filed:   August 4, 2000
     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes to designate any transactions to which the statement relates:
|X|  third-party tender offer subject to Rule 14d-1.
~    issuer tender offer subject to Rule 13e-4.
~    going-private transaction subject to Rule 13e-3.
~ amendment to Schedule 13D under Rule 13d-2. Check the following box if the filing is a final amendment reporting the results of the tender offer: ~
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     This Amendment No. 3 amends and supplements the Tender Offer Statement on
Schedule TO, as previously amended and supplemented, originally filed with the Securities and Exchange Commission (the "Commission") on August 4, 2000 by Rhodia, a French corporation ("Parent") and Cousin Acquisition, Inc., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Parent. The Schedule TO relates to the offer by Purchaser to purchase all issued and outstanding shares of Common Stock, par value $.01 per share (the "Common Shares"), together with the associated rights to purchase preferred shares that are issued pursuant to the Rights Agreement dated as of March 31, 1997 between ChiRex Inc. and The First National Bank of Boston as Rights Agent (the "Rights" and, together with the Common Shares, the "Shares"), of ChiRex Inc., a Delaware corporation (the "Company"), at a purchase price of $31.25 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 4, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal, which, together with any amendments or supplements thereto, collectively constitute the "Offer". Copies of the Offer to Purchase and the related Letter of Transmittal are filed with the Schedule TO as Exhibits (a)(1) and (a)(2), respectively. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 7. Source and Amount of Funds or Other Consideration

     Item 7 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended by deleting the last sentence of Section 9 of the Offer to Purchase ("Financing of the Offer and the Merger") and by adding the following at the end of that Section:

     "It is presently anticipated that such funds will be obtained through existing, committed, multi-currency, revolving credit facilities that have been entered into with commercial banks and are available to Parent and certain of its subsidiaries. Rhodia Holding Inc., a subsidiary of Parent and the direct parent of Purchaser, has acceded or will, prior to the expiration of the Offer, accede to six of these credit facilities, of which two facilities provide for a one-year tranche and a three-year tranche, one facility provides for a one-year tranche and a five-year tranche, one facility provides for borrowing of three years and two facilities provide for borrowing of five years.

          Funds borrowed for a term of one year will bear interest at a rate, per annum, of Libor plus 0.10%, 0.20% or 0.25%, depending on the facility. Funds borrowed for three years will bear interest at a rate, per annum, of Libor plus 0.15%, 0.25% or 0.325%, depending on the facility; and funds borrowed for five years will bear interest at a rate, per annum, of Libor plus 0.25%, 0.35% or 0.40%, depending on the facility. These rates represent both the stated and effective interest rates to be paid by Rhodia Holding Inc. under the facilities.

          The sole material condition to the borrowing, under each facility, is the obligation that Parent provide a guaranty to the relevant lender, which Parent will provide in time in order to permit borrowing by Rhodia Holding Inc. prior to the expiration of the Offer. Other than these guaranties, the credit facilities are unsecured. Neither Purchaser nor Rhodia Holding Inc. has made any arrangements at this time to repay the anticipated borrowings under the credit facilities.

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          Parent does not anticipate that the planned financing will not be fully implemented. Should any alternative financing become necessary, however, Parent could borrow the required funds under the six credit facilities mentioned above or under other existing committed lines of credit with similar terms and conditions or issue commercial paper, in order to provide to Purchaser the funds for the Offer and Merger."

Item 11. Additional Information

     Item 11 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended by deleting the last paragraph of Section 14 of the Offer to Purchase ("Certain Conditions of the Offer") and replacing that paragraph with the following:

     "The foregoing conditions are for the sole benefit of Purchaser and Parent. Prior to the expiration of the Offer, Purchaser or Parent may assert one or more of the foregoing conditions, regardless of the circumstances giving rise to any such condition, or may waive the foregoing conditions, in whole or in part, in their sole discretion, except that Purchaser and Parent may not waive the Minimum Condition without the consent of the Company. Any failure by Parent or Purchaser to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time prior to the expiration of the Offer.

     As previously announced by Parent, on August 15, 2000, Parent received early termination of the waiting period under the HSR Act with respect to the Offer and the Merger, and on August 17, 2000, Parent received notice that the required waiting period under the German Law against Restraints on Competition had been terminated."

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After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 24, 2000

                                 COUSIN ACQUISITION, INC.

                                 By:  /s/ John P. Donahue
                                      Name:  John P. Donahue
                                      Title:  President, Secretary and Treasurer

                                       4
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     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 24, 2000

                                 RHODIA

                                 By: /s/ Michel Marien
                                     Name:  Michel Marien
                                     Title:  President of the Life Science
                                             Chemicals Enterprise

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                                 EXHIBIT INDEX

Exhibit
No.

*(a)(1) Offer to Purchase dated August 4, 2000.

*(a)(2) Form of Letter of Transmittal.

*(a)(3) Form of Notice of Guaranteed Delivery.

*(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks,
        Trust Companies and Other Nominees.

*(a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

*(a)(7) Summary Advertisement as published in The Wall Street Journal on August
        4, 2000.

*(a)(8) Joint Press Release issued by Parent and the Company on July 24, 2000.

*(a)(9) Transcript of Analyst Conference Call held on July 24, 2000, and made available for replay on July 25, 2000.

*(a)(10) Press Release Issued by Parent on August 4, 2000.

*(a)(11) Press Release issued by Parent on August 16, 2000.

*(a)(12) Press Release issued by Parent on August 17, 2000.

*(d)(1) Agreement and Plan of Merger, dated as of July 24, 2000, among Parent,
        Purchaser and the Company.

*(d)(2) Confidentiality Agreement, dated May 26, 2000, between Parent and the
        Company.

*(d)(3) Confidentiality Agreement, dated June 27, 2000, between Parent and the
        Company.

*(d)(4) Consulting Agreement, dated as of the 24th day of July, 2000, among the Company, Michael A. Griffith and Parent.

----------------------
*    Previously filed.

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*(d)(5) Consulting Agreement, dated as of the 24th day of July, 2000, among the
        Company, Francis Jackson Wright and Parent.

*(d)(6) Extension to Consulting Agreement, dated as of the 21st day of July, 2000, between the Company and K. Barry Sharpless.

*(d)(7) Employment Agreement, dated as of the 24th day of July, 2000, among the Company, Ian D. Shott and Parent.

*(d)(8) Employment Agreement, dated as of the 24th day of July, 2000, among the Company, Bruce P. Shutts and Parent.

*(d)(9) Employment Agreement, dated as of the 24th day of July, 2000, among the Company, Stuart E. Needleman and Parent.

*(d)(10) Letter agreement re: grants of stock appreciation rights, dated as of July 21, 2000, between Parent and K. Barry Sharpless.

*(x)(24) Power of attorney from Mr. Bravard to Mr. Marien.

----------------------
*    Previously filed.
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